Exhibit 99.4

PRESTIGE WEALTH INC.

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

NOVEMBER 20, 2025

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1.	It is resolved as a special resolution that, subject to the proposed new name conforming with sections 30 and 31 of the Companies Act (Revised) of the Cayman Islands, the Company’s name to change from “Prestige Wealth Inc. 盛德財富有限公司” to “Aurelion Inc.” and that the change of name takes effect from the date of this resolution (the “Company Name Change”).

___FOR	___AGAINST	___ABSTAIN

2.	It is resolved as an ordinary resolution that the Company’s authorised share capital be increased, effective immediately, from US$1,000,000 divided into: (i) 1,440,000,000 Class A Ordinary Shares of par value of US$0.000625 each (the “Class A Ordinary Shares”), and (ii) 160,000,000 Class B Ordinary Shares of par value of US$0.000625 each (the “Class B Ordinary Shares”), to US$6,875,000 divided into 10,000,000,000 Class A Ordinary Shares of US$0.000625 par value each and 1,000,000,000 Class B Ordinary Shares of US$0.000625 par value each (the “Authorised Share Capital Increase”).

___FOR	___AGAINST	___ABSTAIN

3.	It is resolved as a special resolution that, subject to the sanction of a special resolution passed by the holders of the Class B Ordinary Shares, the votes per Class B Ordinary Share to increase from 20 votes per share to 50 votes per share (the “Class B Voting Power Increase”).

___FOR	___AGAINST	___ABSTAIN

4.	It is resolved as a special resolution that, subject to and immediately following the Company Name Change, the Authorised Share Capital Increase and Class B Voting Power Increase being effected, the Company adopt an amended and restated memorandum of association (the “Fourth A&R M&AA”), a copy of which is annexed as Appendix A to the proxy statement in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Company Name Change, the Authorised Share Capital Increase and the Class B Voting Power Increase.

___FOR	___AGAINST	___ABSTAIN

5.	It is resolved as an ordinary resolution that:

(1) conditional upon the approval of the board of directors of the Company (the “Board of Directors”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the EGM as the Board may determine in its sole discretion (the “Effective Date”):

a. the authorised, issued, and outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Shares”) be consolidated by consolidating each one hundred (100) Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than two (2), into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

b. no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole number of Share; and

c. any change to the Company’s Authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(2) any one director or officer of the Company be and is hereby Authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

___FOR	___AGAINST	___ABSTAIN

6.	It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

___FOR	___AGAINST	___ABSTAIN

7.	It is resolved as an ordinary resolution that, subject to and immediately following the Company Name Change and the Authorised Share Capital Increase being effected, the Company adopt Aurelion Inc. 2025 Share Incentive Plan, a copy of which is annexed as Appendix B to the proxy statement.

___FOR	___AGAINST	___ABSTAIN

8.	It is resolved, as an ordinary resolution, to adjourn the EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

___FOR	___AGAINST	___ABSTAIN

This Proxy is solicited on behalf of the board of directors of Prestige Wealth Inc.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: